Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Covenant Transport, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Covenant Transport, Inc. of our reports dated March 31, 2006, with respect to the consolidated balance sheets of Covenant Transport, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of Covenant Transport, Inc.

/s/ KPMG LLP

Atlanta, Georgia
June 9, 2006

Back to Form S-8